UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

July 26, 2006

(Date of Report)

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Act of 1934.

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If “Yes” is marked, indicate the file number assigned to the registrant in connection with

Rule 12g3-2(b):82-

[TEXT]

Westpac announces the sale of its Sub-Custody business

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: July 26, 2006	By:	/s/ MANUELA ADL
Manuela Adl
SVP & Chief Operating Officer

ASX Announcement

26 July 2006

Westpac announces sale of its Sub-Custody business

Westpac Banking Corporation today announced that it had reached agreement with The Hongkong and Shanghai Banking Corporation Limited (HSBC) for the sale of its sub-custody business in Australia and New Zealand.

Westpac’s sub-custody business has grown to be one of the largest sub-custody operations in Australia and New Zealand with Assets under Custody of over $300bn. In early 2006 Westpac was approached to sell the business and following a strategic review decided to further pursue the sale option.

David Morgan, Westpac’s Chief Executive Officer said: “We believe that custody is increasingly an international business and that natural owners require global scale. Accordingly this sale continues our focus of only running businesses where we can have a sustainable comparative advantage.”

Olga Zoutendijk, Group General Manager for Westpac’s Corporate & Institutional Banking business said: “Given HSBC’s global scale and proven track record we believe our clients will continue to receive the highest quality service and capability with HSBC.

“We will be working closely with our employees, clients, and HSBC to ensure a seamless transition over the next few months. We expect to continue our strong, deep relationships with those clients who conduct Custody business with us via the broad range of other products and solutions we provide to them currently,” Ms Zoutendijk said.

All Custody employees will be offered a role with HSBC.

The agreed sale price is $A150m (excluding GST). In addition, the sale involves a formal transition period during which adjustments to the sale price and resulting profit on sale will be determined. Profit on sale will be determined after adjusting for transaction costs, goodwill, tax and other warranties.

Net proceeds of the sale will support the acceleration of growth initiatives and accordingly the net impact on Westpac’s 2006 full year earnings is not expected to be significant.

The sale is expected to be concluded on 31 August, 2006.

Ends.

For Further Information

David Lording	Sean Glover
Media Relations	Media Relations
Westpac Banking Corporation	Westpac Institutional Bank
Ph: 02 8253 3510	Ph: 02 8254 8408